SUBSCRIPTION AGREEMENT BETWEEN THE TRUST AND THE INVESTOR(S)

SGM HARD ASSET FUND

A SERIES OF

SGM FUNDS

LETTER OF INVESTMENT INTENT

December 10, 2008

To the Board of Trustees of SGM Funds

The undersigned (the "Purchaser") hereby subscribes to purchase a beneficial interest ("Interest") of the SGM Global Hard Asset Fund, a series of SGM Funds, in the amount of $100,000.00 for 10,000 shares at net asset value of $10.00 per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of $100,000.00.

The Purchaser agrees that the Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

/s/

Alexandra E. Mandis